SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 24, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 11 - Notification of interests of Directors and Connected
Persons

Name of company:
MERANT PLC

Name of director:
Gerald Perkel

The above named director has been granted options by the company as follows

Date of grant:
20 September 2001

Period during which or date on which exercisable:
10 yrs from date of grant; 25% vesting after 1 yr, monthly thereafter over 3 yrs

Total amount paid (if any) for grant of the option:
Nil

Description of shares or debentures involved: class, number:
2,750,000 2p ordinary shares (equivalent to 550,000 American Depository
Shares)

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
GBP 0.69 per 2p ordinary share fixed at time of grant

Total number of shares or debentures over which options held following this notification:
2,750,000 2p ordinary shares

Contact name for queries:
P Rosier

Contact telephone number:
01635 565583

Name of company official responsible for making notification:
P Rosier

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  September 24, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel